New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail: trina_sandoval@newyorklife.com Trina Sandoval Associate General Counsel

April 4, 2019

VIA EDGAR

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

•

NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-156018 for New York Life Premier Variable Annuity, Premier Plus Variable Annuity, Premier Variable Annuity II and Premier Plus Variable Annuity II

•

NYLIAC Variable Annuity Separate Account-IV, File Nos. 811-21397/333-156019 for New York Life Premier Variable Annuity, Premier Plus Variable Annuity, Premier Variable Annuity II and Premier Plus Variable Annuity II

•	NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-219399 for New York Life Premier Variable Annuity – FP Series

•	NYLIAC Variable Annuity Separate Account-IV, File Nos. 811-21397/333-219400 for New York Life Premier Variable Annuity – FP Series

Dear Mr. Orlic:

Thank you for your prompt review of the above-referenced filings. We are providing responses to the telephonic comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on March 29, 2019, in connection with the post-effective amendments to the referenced registration statements (the “Registration Statements”) filed on February 11, 2019 (the “Amendments”). For your convenience each of those comments is set forth below, followed by our response to the comment. Staff comments were on the Premier Variable Annuity II prospectus; however, all references to changes apply, where applicable, to the other referenced prospectuses. In addition, as requested, we are also attaching changed pages only of the New York Life Premier Variable Annuity II prospectus that has been marked against the prospectus filed on February 11, 2019, to show the changes reflecting your comments.

1.    Staff Comment:

Please explain the legal basis for requiring contract owners to notify you of errors in confirmations and quarterly statements within 15 days. See FINRA NTM 06-72.

Response: We have revised the applicable disclosure in the “Policyowner Inquiries” and “Records and Reports” sections, as follows:

Policyowner Inquiries

We will confirm all transactions in writing. If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. You should review your reports and statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the confirmation with the transaction in question.

Records and Reports

If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question.

2.    Staff Comment:

Please confirm that no material rights or terms for contracts purchased prior to May 1, 2019 are changed in the registration statements, except to the extent the company reserved the right to make each such change in the prospectus in effect at the time the policyowner purchased the contract.

Response: Confirmed.

3.    Staff Comment:

In the paragraph below the list of Investment Divisions on the second page of the prospectuses, please correct the cross reference to “Appendix 1,” as applicable.

Response: The cross reference has been corrected, as applicable.

4.    Staff Comment:

Please clarify the disclosure “It is important to note that if you take any withdrawals (including required minimum distributions from IRAs) while the IPR is in effect, you may not be able to receive the full value of the IPR. The reduction in the Guaranteed Amount may be significant, particularly when the Accumulation Value is lower than the Guaranteed Amount.” in the fifteenth paragraph under the “Investment Preservation Rider (optional)” section of the prospectus.

Response: A cross reference to the sixteenth paragraph has been added to help clarify the disclosure. The disclosure in the sixteenth paragraph sets forth an example that helps explain how a withdrawal (including required minimum distributions) impacts the Guaranteed Amount.

5.    Staff Comment:

Please confirm that the charges included in the examples for each rider are the guaranteed maximum charges and not the current charges.

Response: Confirmed.

6.    Staff Comment:

In the fourth paragraph under the “Investment Preservation Rider (optional)” section of the prospectus, please explain why the additional requirement “(b) prior to reset, the Accumulation Value is greater than the Guaranteed Amount” to request an IPR reset was added.

Response: The disclosure does not add an additional requirement on the policyowner to request an IPR reset. Instead, the disclosure was added to help clarify to the policyowner that one would only decide to request a reset to increase their Guaranteed Amount only if their Accumulation Value is greater than the Guaranteed Amount. If the Accumulation Value is not greater than the Guaranteed Amount, there is no benefit to the policyowner in resetting their rider because in that instance, their Guaranteed Amount would not be increased.

7.    Staff Comment:

Under the “Issue Ages” section of the prospectus. Please explain why the disclosure was revised to require that “…all funds must be received by VPSC no later than 60 days from the date the Owner or Annuitant, as applicable, becomes age 81, whichever occurs first.”

Response: Due to certain maximum age limits to purchase a policy, the disclosure was revised to help clarify a policyowner’s eligibility requirements. The revised disclosure is meant to help clarify, and eliminate, instances where a policyowner may age out of the maximum age limit to purchase a policy because their funds were not received by the VPSC in time.

******************************

We appreciate your review of our responses to your comments received on March 29, 2019. We intend to incorporate these revisions in the Registration Statements by means of post-effective amendments.

If you have any comments or questions, please feel free to contact me at (212) 576-4958.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel

3